Exhibit 99.2

Management Analysis of the Financial Situation and Operating Results

Management Discussion and Analysis

Three-Month Period Ended May 31, 2010

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS/ MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the consolidated financial position and operating results of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”). This analysis explains the material variations in the unaudited consolidated statements of earnings, financial position and cash flows of Neptune for the three-month period ended May 31, 2010, compared to the three-month period ended May 31, 2009.

This analysis, completed on July 7, 2010, must be read in conjunction with the Company’s consolidated financial statements as at and for the period ended May 31, 2010 which are prepared in accordance with Canadian Generally Accepted Accounting Principles (« GAAP »).

For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, also refer to the Annual Report and the Annual Information Form for the period ended February 28, 2010, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

All dollar amounts in this document, with the exception of per-share amounts or unless otherwise noted, are in thousands of Canadian dollars.

OVERVIEW

As a result of a reorganization of activities during fiscal 2009, the Company has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases applications (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases applications (NeuroBioPharm).

NEPTUNE

The Company continues to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. During the first quarter, the Company entered into new distribution agreements which cover new territories. Vitamin Express and Panakea, distributing Neptune Krill Oil – NKO® (“NKO®”) under their own brand name, respectively, Antarctic Krill Oil in Austria and Easy PMS, as well as Cardio Vasc, in Poland, are two new clients in the European Union and Lux Nutrition, distributing NKO® under Krill Oil brand name in Canada and China, was also added to Neptune’s clientele, among others.

At the beginning of March, Neptune reinforced that its krill based products test below strictest detection limits for PCBs following a lawsuit filed in California against several fish oil manufacturing and distributing companies. Moreover, NKO® received awards for Best Product of 2010 during the 11th Congress of “Nutrition & Santé” in Belgium as well as Ingredient of the month in NutraNews by Nutrafiles.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods at Vitafoods International 2010. Neptune launched a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new vascular and affective health indications. The Company will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

The Company also sustained its clinical research initiatives. As a result, Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Similarly, the clinical trials for functional/medical food applications with the multinational corporations Yoplait and Nestlé are progressing and should conclude at the latest in this fiscal fourth quarter.

Neptune’s current annual production capacity of NKO® is 100,000 kg. Improvements to the manufacturing equipments and facility are currently ongoing in order to respond to increased demand, which should result into an estimated production of 120,000 to 130,000 kg of NKO® annually. This further expansion is expected to continue until the end of the second quarter of fiscal 2011. This expansion has not and will not required production interruption and represents a marginal investment financed by cash flow from current operations. Neptune’s additional industrial plant project discussions are on schedule, with the target for the new industrial plant project to start during the course of calendar 2012.

On May 4, Neptune entered into a agreement with a syndicate of agent, led by Paradigm Capital Inc. and with Dundee Securities Corporation, to raise up to $15,000 through a private placement financing. However, due of difficult market conditions and considering Neptune’s share performance, and in order to avoid a too much important dilution, Neptune did not proceeded with the financing and withdrew from the agreement.

During the first quarter, 1,068,000 Debenture warrants of Neptune and 1,086,400 Debenture Call options were exercised representing a total proceed of $1,607.

In regards to its intellectual property protection, the Company has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, being determined to enforce its rights, has thus filed suits against some of those companies in order to protect its intellectual property.

On May 26, 2010, the Board of Director of the Company (the “Board”) approved a shareholder rights plan (the “Right Plan”). See section “Subsequent Events”

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)

The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During the first quarter of the 2011 fiscal year, the Company made significant progress in its scientific research and development programs and has achieved several value-creating milestones within the over-the-counter (“OTC”), medical food and prescription drug programs (Rx). Acasti negotiated a deal with an undisclosed partner to commercialize an OTC product in the USA, Brazil and Canada. The product is presently in final development scheduled for market launch in 2011. Negotiations are ongoing with more selected pharmaceutical partners looking at licensing rights for further development and commercialization of Rx, OTC and Medical Foods.

Acasti Pharma Inc. expanded its Scientific Advisory Board (“SAB”) by welcoming Prof Ruth McPherson, MD, PhD and Prof William Harris PhD to join Pr Steven Nissen (Cleveland Clinic), Pr. William Harris (Sandford Research/USD), Pr Thomas G. Hartman (Rutgers University Center) and Dr Magdy M. Abdel-Malik (Quaestio Global Partners). Dr Harris, an internationally recognized expert on omega-3 fatty acids, is a PhD in Nutritional Biochemistry, Research Professor (Departments of Internal Medicine, University of South Dakota), Senior Scientist and Director at the Cardiovascular Health Research Center (Sandford Research/USD Sioux Falls). Dr. Harris has published over 180 scientific articles on omega-3s, including his revolutionary work which first proposed the Omega-3 Index as a cardiovascular risk factor. He has also co-authored the America Heart Association's scientific landmark statement, "Fish Consumption, Fish Oil, Omega-3 Fatty Acids and Cardiovascular Disease" published in 2002 in the journal Circulation. Dr McPherson is a Professor (Departments of Medicine & Biochemistry, University of Ottawa), Director of Research (Division of Cardiology) and Director of the Lipid Clinic & Atherogenomics Laboratory at the University of Ottawa Heart Institute. She co-authored the current Canadian Cardiovascular Society / Canadian guidelines for the diagnosis and treatment of dyslipidemia and prevention of cardiovascular disease, and a member of several Editorial Boards and Clinical Guideline Committees.

The Company received positive and encouraging guidance from the Center for Drug Evaluation and Research as well as from Health Canada during a pre- clinical trial application (pre-CTA) consultation meeting as the Company moves toward a Phase II clinical study. Acasti is moving forward with cGMP manufacturing in order to comply with the regulations of pharmaceutical development.

The Company participated as a sponsor and presenter at the 7th Annual Alliance Management congress and the 2nd Annual Combination Drug Therapies Conference, both organized by the Cambridge Healthtech Institute (CHI) and the BioPharmaceutical Strategy Series to be held April 13-14 in Philadelphia, PA. Acasti presented its unique positioning in the field of Cardiometabolic disorders and its action plan for successful collaboration with worldwide pharmaceutical industry leaders and its strategy for implementation. The latest results obtained and publicly presented at scientific meetings position the Company to increase its share of the cardiovascular pharmaceutical market. Acasti is working towards generating short-term revenues while pursuing the pharmaceutical development of its prescription drug candidate (CaPre™).

The Company also presented its preclinical study results at the council for Arteriosclerosis, Thrombosis and Vascular Biology (ATVB) 2010 Scientific Sessions Meeting of the American Heart Association held April 8-10 in San Francisco, CA. The results of the study entitled "CaPreTM, an Omega-3: Phospholipid, Managing Dyslipidemia in Three Murine Phenotypes " were presented by Dr. Steven J. Adelman, Ph.D., FAHA, CEO/Founder of Vascular Strategies LLC. This study, conducted in collaboration with Professor Daniel Rader, University of Pennsylvania School of Medicine, and Dr. Steven J. Adelman, evaluates the mechanism of action of Acasti’s prescription drug candidate (omega-3 phospholipid “CaPreTM”) for the treatment of dyslipidemia and cardio-metabolic disorders.

CaPre™ was shown to be effective in beneficially modulating mixed lipid profiles in various healthy and diseased rat and mouse models, which exhibit high cholesterol, harboring obesity and diabetes conditions, by significantly reducing triglycerides (60%) and bad cholesterol - LDL (28%) while simultaneously increasing good cholesterol - HDL (25%).

NeuroBioPharm Inc. (“NeuroBioPharm” or “NBP”)

Exploratory pre-clinical studies were completed evaluating the potential effects of the NBP pipeline on neurodevelopmental and cognitive function in comparison to the industry gold standards; the results are encouraging and indicative of neurobioactivity in frontal and temporal lobes.

The clinical trial evaluating the effect of the medical food in early stage Alzheimer disease is still progressing and is almost completed. The trial is done in multiple sites in different provinces in Canada. Under the prescription drug products, preclinical studies evaluating the toxicity, pharmacokinetics and mechanism of action of the prescription drug are designed. NBP was active in developing the OTC product (NKPL72 and NKPL43) and is still at validating the process at large scale. Finally, NBP attempts to sign a license or rights of first refusal for OTC monotherapy and/or fixed dose combination treatments with at least one partner is still strongly on-going.

Principal consolidated financial information
(In thousands of dollars, except per share data)

	Three-month period
	ended May 31
	2010	2009
	(Unaudited)	(Unaudited)

	$	$
Sales and research contracts	4,162	2,878
EBITDA[1]	676	(284)
Net income (loss)	476	(1,407)
Basic and diluted earnings (loss) per share	0.01	(0,04)
Total assets	19,592	17,689
Working capital[2]	6,174	5,783
Shareholder equity	9,922	7,727
Book value per common share[3]	0.252	0.205
Long term debt	6,028	6,514

1

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes and losses on foreign exchange incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain on dilution for its EBITDA calculation.

2

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

3

The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

RECONCILIATION OF THE CONSOLIDATED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of this non-GAAP financial information is presented in the table below. The Company uses non-GAAP measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company financial condition and operating results.

Neptune obtains its Consolidated EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes, losses on foreign exchange incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain on dilution, for its Consolidated EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-GAAP financial information
(Expressed in thousands, except per share amounts)

	Three-month period
	ended May 31
	2010	2009
	(Unaudited)	(Unaudited)

	$	$
Net income (loss)	476	(1,407)
Add (deduct):
Amortization	201	136
Financial expenses	115	175
Stock-based compensation	114	125
Foreign exchange loss	42	687
Gain on dilution	(272)	0
EBITDA	676	(284)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

Fiscal year ending February 28, 2011

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Sales and research contracts	4,162	4,162
EBITDA[2]	676	676
Net income	476	476
Basic and diluted earnings per share	0.01	0.01

Fiscal year ended February 28, 2010
		First	Second	Third	Fourth
	Total	Quarter	Quarter[1]	Quarter	Quarter
	$	$	$	$	$
Sales and research contracts	12,664	2,878	1,371	3,758	4,657
EBITDA[2]	(1,190)	(284)	(1,634)	440	288
Net income (loss)	(1,535)	(1,407)	(2,112)	2,023	(39)
Basic earnings (loss) per share	(0.041)	(0.037)	(0.056)	0.053	(0.001)
Diluted earnings (loss) per share	(0.044)	(0.037)	(0.056)	0,050	(0.001)

1	Impact of first quarter plant shut down during second quarter of fiscal 2010.

2

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortization, income taxes and losses on foreign exchange incurred during the fiscal year minus gains on settlement of debentures. Neptune also excludes the effects of non-monetary transactions, such as share-based compensation and gain on dilution for its EBITDA calculation.

SEGMENT DISCLOSURES

The Company has three reportable operating segment structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical applications for neurological diseases (NeuroBioPharm).

For the first quarter ended May 31, 2010, all revenues are generated by the nutraceutical segment to the exception of small revenue from research contract in NeuroBioPharm. The continuity of all operations of the consolidated group are presently supported by Neptune revenues, therefore, Acasti Pharma and NeuroBioPharm operations are limited to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

At this moment, NKO® is the only product sold in the nutraceutical market by Neptune. NKO® presently generates a gross margin that varies between 40% and 50% depending on the country and the market where it is sold. In the case of Acasti and NeuroBioPharm, several products have been developed but none is presently generating revenue. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is in their case to generate short term revenue with the OTC and prescription medical food products. It is impossible for now to evaluate a precise timeline for the launch of any of Acasti or NeuroBioPharm products as negotiation are ongoing with potential partners that cannot be disclosed at this moment.

The consolidated treasury flows are explained in the following section except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment. In regards to the cardiovascular segment, Acasti’s operating activities generated a decrease in liquidities of $140 mostly related to its operating loss as well as the changes in operating assets and liabilities. Acasti’s investing activities generated a decrease in liquidities of $3 related to investment in new equipments. Acasti’s financing activities generated an increase in liquidities of $1 all related to the issuance of shares on exercise of warrants. Therefore, Acasti’s cash position decreased by $273 as at May 31, 2010.

The following table show selected financial information by segments :

Three-month period ended May 31, 2010

	Nutraceutical	Cardiovascular	Neurological	Total
(Expressed in thousands)	$	$	$	$

Sales and research contracts	4,145	-	17	4,162

EBITDA	1,084	(338)	(70)	676

Net income (loss)	886	(340)	(70)	476

Total assets	18,726	709	157	19,592

Working capital	5,789	257	128	6,174

EBITDA calculation
Net income (loss)	886	(340)	(70)	476
add (deduct)
Amortization	199	2	-	201
Financial expenses	115	-	-	115
Stock-based compensation	114	-	-	114
Foreign exchange loss	42	-	-	42
Gain on dilution	(272)	-	-	(272)

EBITDA	1,084	(338)	(70)	676

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE THREE-MONTH PERIODS ENDED MAY 31, 2010 AND 2009

Revenue

Revenue for the first quarter continued to increase and amounted to $4,162 for the three-month period ended May 31, 2010, representing an increase of 45% compared to $2,878 for the three-month period ended May 31, 2009. This increase in the Company’s revenue is mainly attributable to the aggressive penetration of the American, European and Asian/Australian markets due to the increasing awareness and recognition of NKO®.

Virtually all of the Company’s sales are derived from the nutraceutical segments.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA increased by $960 for the three-month period ended May 31, 2010 to $676 compared to $(284) for the three-month period endied May 31, 2009. The main reason for the period increase is an overall improved production performance over last year corresponding quarter.

Net Income (Loss)

The Company realized a consolidated net income for the three-month period ended May 31, 2010 of $476 or $0.01 per share compared to a net loss of $1,407 or $0.04 per share for the three-month period ended May 31, 2009. These results are principally attributable to the considerable increase in sales level along with only a slight increase in the cost of sales and operating expenses, $2,971 for the three-month period ended May 31, 2010 compared to $2,838 for the corresponding period of 2009. The relatively small increase of $133 in cost of sales and operating expenses, in comparison to the increase of $1,284 in revenues, is mainly attributable, as mentioned here above, to an overall improved production performance. Other factors explaining these results are lower foreign exchange losses, $42 for the three-month period ended May 31, 2010 compared to a $687 for the corresponding period of 2009, as well as a gain on dilution of $272 and reduced financial expense, reduction of $60 between the first quarters of 2010 and 2009. These favourable variances were offset by an increase in research and development expenses mainly attributable to the two subsidiaries, Acasti and NeuroBioPharm, for an amount of $178 for the two periods compared, and by increased amortization, $201 for the three month-period ended May 31, 2010 compared to $136 for the corresponding period of 2009, which is related to Neptune’s previous year investment in its production facility.

TREASURY FLOW AND FINANCIAL SITUATION COMPARISON BETWEEN THE THREE-MONTH PERIODS ENDED MAY 31, 2010 AND 2009

Operating Activities

During the three-month period ended May 31, 2010, the operating activities generated an increase in liquidities of $2, compared to an increase of $2,126 for the corresponding three-month period ended May 31, 2009. The difference in change in liquidities derived from operating activities from the two compared periods is mainly attributable to the higher net changes of operating assets during the three-month period ended May 31, 2009, which is attributable to a more important decrease in accounts receivable for this period as well as a decrease in inventories in opposition to a increase of inventories during the three-month period ended May 31, 2010.

Investing Activities

During the three-month period ended May 31, 2010, the investing activities generated a decrease in liquidities of $205. This decrease is mainly due to investments in property, plant and equipment for an amount of $198. These investments are mainly comprised of investments in improvements to the manufacturing equipment.

Financing Activities

During the three-month period ended May 31, 2010, the financing activities generated an increase in liquidities of $1,318. This increase is mainly attributable to the issuance of 1,068,000 shares following Debenture warrants exercise for an amount of $1,335 and to the exercise of 1,086,400 Debenture call options on Acasti Shares for an amount of $272.

Overall, as a result of cash flows from all activities, the Company increased its cash by $1,060 for the three-month period ended May 31, 2010.

At May 31, 2010, the Company’s liquidity position, consisting of cash and short-term investments, was $3,155.

Also, at May 31, 2010, the Company had an authorized operating line of credit $1,000, of which an amount of $1,000 was available as well as an additional $200 for foreign exchange contract, all of which $10 was also available.

The Company believes that its available cash and term deposits, expected interest income, research collaborations and licensing agreements, research tax credits, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.

FINANCIAL POSITION

The following table details the important changes to the balance sheet at May 31, 2010 compared to February 28, 2010:

	Increase
Accounts	(Reduction)	Comments
	(In Thousands of dollars)

Cash	1,060	See cash flows statement
Receivables	(181)	Improvement in collection terms
Inventories	(1,169)	Purchase of raw material and increased production
Accounts payable and accrued liabilities	427	Improvement in suppliers’ credit terms
Convertible debenture	21	Interest and accretion expenses
Long-term debt	(269)	Reimbursement

PRIMARY ANNUAL FINANCIAL RATIOS

	May 31	February 28	May 31
	2010	2010	2009
Working Capital Ratio (current assets/current liabilities)[1]	2.33	2.05	2.40
Solvency Ratio (Debt Capital / Shareholders’ Equity)*2	0.61	0.78	0.84

*	including convertible debentures for 2009 and 2010.
1	The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.
2	The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

The Company’s Working Capital Ratio improved during the period ended May 31, 2010 compared to the periods ended February 28, 2010 and May 31, 2009 mainly due to increase in short term assets. The Company’s solvency ratio improved during the period ended May 31, 2010 compared to the period ended February 28, 2010 mainly due to the decrease and increase of the Company’s Debt and Shareholder’s Equity, respectively.

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non-consolidated basis. For the three-month period ended May 31, 2010, total royalties included in operating expenses amounted to $41, (three-month period ended May 31, 2009 - $29). As at May 31, 2010, the balance due to this company under this agreement amounts to $178 (February 28, 2010 - $175). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

CHANGE TO ACCOUNTING POLICIES

New accounting policies:

Presentation of unrealized gains and losses on foreign exchange:

The Company recast the unaudited interim consolidated statement of cash flows for the three-month period ended May 31, 2009 in order to present the effects of unrealized gains and losses on foreign exchange, as was required by CICA Handbook Section 1540, Cash Flow Statements. As a result of the correction, cash flows from operating activities (foreign exchange loss on cash) increased by $344 and the foreign exchange loss on cash held in foreign currencies was deducted, in the same amount.

Future accounting changes:

International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board ("AcSB") confirmed that Canadian generally accepted accounting principles ("GAAP"), as used by publicly accountable enterprises, would be replaced by IFRS, as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2012 interim and annual financial statements with comparative figures for the previous period. The Company will convert to these new standards according to the timetable set within these new rules. The Company has performed an initial high-level analysis of the key accounting areas that may be impacted by the transition to IFRS, but has not yet performed a detailed assessment of the impact these new standards will have on its financial statements.

USE OF ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates. Significant areas requiring the use of management estimates include estimating the useful life and recoverability of long-lived assets, including property, plant and equipment and intangible assets, determining the fair value of financial instruments and estimating the fair value of stock-option awards as well as assessing the recoverability of research tax credit receivable and future income tax assets. Consequently, actual results could differ from those estimates.

SUBSEQUENT EVENTS

On June 17, 2010, the Company announced the cancellation of the private placement financing previously announced on May 4, 2010.

The Company held a special and annual shareholders’ meeting on June 22, 2010 (the “Meeting”). At the Meeting a majority of shareholders approved, among other things, the amendment to the Company’s stock option plan and adopted the Shareholder Rights Plan (the “SRP”), which had been previously approved by the Board of Director of the Company.

i.

The Company’s stock option plan now allows the Company to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding on the date of the Meeting. As at the date of the Meeting, the total number of Common Shares of the Company issued and outstanding was 40,172,744.

ii.

The Board determined that the establishment of a SRP was in the best interest of the Company’s shareholders to have more time to consider any significant takeover bid for the Company without undue pressure, to allow the Board to propose, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The rights issue pursuant to the SRP required the approval by a majority of shareholders, which was obtained at the Meeting.

The SRP allow holders of common shares to purchase from the Company, for each common share held, an amount of common shares worth twice the market price on the date a triggering event occurs, at a price per common share equal to half the market price on the date of such triggering event. As defined in the SRP, a triggering event consists in a transaction that results in the acquisition by a person or group of persons (the “Acquirer”) of 20% or more of the outstanding common shares of the Company through a transaction that is not considered a permitted bid. The Acquirer would not be entitled to exercise any right it may hold through such transaction.

The rights under the SRP are not triggered by the purchase of shares made pursuant to a permitted bid. A permitted bid is one that is open for not less than 60 days and that is made to all shareholders by way of a take-over circular prepared in compliance with applicable securities laws. It must also comply with certain other conditions set out in the agreement signed with Computershare Services Inc., acting as registrar and transfer agent for the Company, to implement the SRP.

The Board retains discretion on the continuation of the SRP until its scheduled termination in three years, and on the waiving of dilutive effects of the provisions on triggering events for acquirers. A copy of the SRP is available on SEDAR and EDGAR under the Company’s fillings.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period ended May 31, 2010, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the three-month period ended May 31, 2010 that affected materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS

The information contained in the Financial Statements and the MD&A for the three-month period ended May 31, 2010 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date, including trade receivables. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipments when customers have fully-utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue. Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers. The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on individual customer evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar. The Company enters into currency forwards and options to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The risk that the Company will realize a loss as a result of the decline in the fair value of its term deposits is limited because these investments have short-term maturities and are generally held to maturity. The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

Financial risks:

Until each entity is independently financed, the success of the Company is dependent on its ability to support the development of its two subsidiaries and its ability to bring their products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Company’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs nor the Company’s ability, nor its subsidiaries ability, to fund these programs going forward.

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

Product Liability:

The Company has secured a $5,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at July 7, 2010, the total number of common shares issued by the Company and in circulation was 40,172,744 and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 36,598 warrants and 2,982,875 options outstanding as at the same date.

/s/ Henri Harland	/s/ André Godin

Henri Harland	André Godin
President and Chief Executive Officer	Vice-President, Administration and Finance